Exhibit 99.1

Two Leading Experts in AI, VR and Exponential Technologies

Appointed to the Genius Group Board

SINGAPORE, October 18, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced the addition of Salim Ismail and Eric Pulier to the Genius Group Board. These two business leaders bring extensive knowledge and experience in exponential technologies, including AI, VR, Web3 and the technologies central to the company’s Edtech growth plans.

Salim Ismail is the lead author of international bestseller “Exponential Organizations” and “Exponential Organisations 2.0, The New Playbook for 10x Growth & Impact”, recently published following the launch of ChatGPT and the new age of AI. Salim is also the Founder of ExO Works and OpenExO. His ExO model has been implemented in Fortune 500 companies, institutions and governments to build entrepreneurial, high growth teams utilising the latest disruptive technologies and practices.

Salim is on the Board of XPRIZE Foundation, which uses large-scale global incentive competitions to crowdsource solutions to the world’s grand challenges. These include multi-million dollar, high profile competitions from the $10 million Ansari XPRIZE for private spaceflight to the $15 million Global Learning XPRIZE to the $100 million Carbon Removal XPRIZE funded by Elon Musk.

Salim is also Founding Executive Director of Singularity University and co-founded of a number of tech companies (Confabb, PubSub Concepts and Angstro, acquired by Google in 2010) and was Head of Brickhouse, Yahoo!’s internal incubator for new products.

Salim brings his expertise in consulting with and building exponential organisations to Genius Group, which was itself founded using the 11 principles of the ExO model.

On being appointed to Genius Group’s Board, Salim Ismail said “Within our ExO model, we define an Exponential Organization as one whose impact or output is disproportionately large - at least 10x larger - compared to its peers because of the use of new organization techniques that leverage accelerating technologies. Since first meeting with Roger Hamilton a decade ago, I’ve seen him launch and grow Genius Group using the ExO model, and I’m now excited to be joining the Board as the company harnesses today’s exponential technologies to transform education.”

Eric Pulier is the CEO and Founder of Vatom Inc, the world’s leading enterprise grade human engagement platform. Pulier has raised over one billion dollars for ventures he has founded or co-founded, for pioneering initiatives in internet professional services, API management, open source, service architectures, cloud computing, and virtual spaces. In 2015, Mr. Pulier proposed and built the world’s first programmable non-fungible token (Vatom Smart Assets) and proposed a roadmap for blockchain-based digital objects to become the future of human engagement. Eric has also served as a member of the X Prize Innovation Board, Board of the Painted Turtle, and co-creator of Starbright World—an early metaverse for kids with serious illnesses.

The Vatom Platform leverages AI, gamification, virtual spaces, and a consumer-friendly digital asset wallet, to power Genius Group’s Genius Metaversity, with plans for AI NPCs (Non-Player-Characters) that can accompany and interact with explorers in mixed reality.

On joining the Genius Group Board, Eric Pulier said “Education is one of the best applications of the next generation of artificial intelligence, dynamic digital objects, virtual reality and augmented reality. With the rapid development in the speed with which Generative AI can create new environments, and conduct real-time personalized conversations, it’s only a matter of time before Edtech companies that fully embrace this new world will disrupt the current education system at scale. I’m excited to be joining the Genius Group board at this pivotal moment, and I share Roger’s and the Genius team’s commitment to revolutionizing the future of learning.”

Roger Hamilton, CEO of Genius Group said “I am extremely happy to be welcoming Salim and Eric to the Genius Group Board. They are two extraordinary leaders who share our mission of preparing students, leaders, entrepreneurs and organisations for the fast changing future ahead of us. Finding experts versed in the latest exponential technologies who have extensive experience as both entrepreneurs and investors, together with stellar reputations and a purpose-driven mindset is extremely difficult. To be welcoming two such experts to our Board at the same time is fantastic, and very timely based on our growth plans.”

Salim Ismail and Eric Pulier replace Nic Lim and Anna Gong, who are stepping down from the Genius Group Board. The Board approved the new members and resignations at its Board Meeting on 16 October 2023.

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com